Investor Presentation March 2012

China Ceramics - Overview Safe Harbor Statement 2 This presentation contains forward - looking statements and management may make additional forward - looking statements in response to your questions . Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 . Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized . Investors are cautioned that such forward - looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results, and therefore we refer you to a more detailed discussion of the risks and uncertainties in the Company’s filings with the Securities & Exchange Commission . The forward - looking statements contained in this presentation are made only as of today, and China Ceramics is under no obligation to revise or update these forward - looking statements .

China Ceramics - Overview » Founded as Jinjiang Hengda Ceramics in 1993 » Manufactures six different types of ceramics tiles used for exterior siding » Ceramic tile market growth correlates with the strong urbanization and construction trends in China » Plant capacity to increase by 90% to 72 MM square meters by the end of 2Q 2012 from Dec. 2010 levels » Government initiatives to promote affordable housing augurs stable construction growth » Over 2,000 tile color and size combinations enable extensive customer choice » High brand recognition, five brands sold under “Hengda / HD”, “Hengdeli / HDL”, “TOERTO”, “WULIQIAO”, and “Pottery Capital of Tang Dynasty” trademarks 122.0 159.2 25.9 33.6 45.7 0 20 40 60 80 100 120 140 160 180 FY 2009 FY 2010 FY 2011 Revenue Net Income Company Overview 3 FYE Dec 31 USD in MM Robust Growth 231.4

China Ceramics - Overview Equity Snapshot 4 NasdaqGM : CCCL FYE: Dec. 31 Revenue (FY2011 ) $231.4 MM Fully Diluted EPS ( FY2011) $2.24 Net Income (FY2011) $ 45.7 MM Debt (December 31) $29.4 MM Cash (December 31) $6.7 MM Market Capitalization $76.5 MM Primary Shares Outstanding* 20.4 MM Price (3/7/12) $3.75 P/E Ratio 1.61 x * Weighted Average under treasury method. We have 18.25M shares outstanding giving effect to the 1.79 million shares held in escrow and released on April 7, 2011 as part of a purchase agreement pay - out. CCCL has 2.75 million warrants outstanding with an exercise price of $7.50, callable at $14.25 (for 20 out of 30 trading days) and an expiration date of November 16, 20 12.

China Ceramics - Overview Corporate History Founded in 1993 as a manufacturer of outdoor ceramics tiles in Jinjiang, Fujian Province Received the certification of ISO9002, ISO9001 and ISO14001 in 1999; Gradually built up brand reputation Introduced state - of - the - art equipment from abroad; recently expanded Hengda capacity to 42M sq. meters with 9 production lines Acquired Hengdali facility in Jan.’10; Tot. manufacturing capacity of both Hengda & Hengdali expected to reach 72 million sq. meters by 2012 Completed merger with SPAC (CHAC) in November 2009 Named a Top Growing Enterprise in 2011 by China Building Materials Ass’n 5 Listed on NASDAQ (CCCL) in November 2010 Owns 4 patents with right to use 11 more. Continuously focusing on R&D for environmental - friendly products

China Ceramics - Overview Investment Highlights 6 1 Prominent manufacturer of exterior ceramic tiles Intent upon capitalizing upon China’s urbanization trend A 90% increase in plant capacity since 2010 enables capture of market share Favorable government policies stimulate demand in Tier II and Tier III cities Product customization enables premium pricing and sustainable margins Motivated distributors and direct company sales drive revenue 2 3 5 6 4

» China’s total urban population reached 691 million in 2011 vs. 450 million in 2001 » The scale and pace of China’s urbanization trend is unprecedented: 219 cities of more than 1 million and an aggregate urban population nearing 1 billion are projected by 2025 » Tier I cities are expected to account for only 10% of China’s commercial real estate activities by 2020, highlighting the significant development opportunities in Tier II and Tier III cities Urbanization Trend Provides Underpinning to Real Estate Construction China Source: National Bureau of Statistics of China Indonesia Malaysia Russia 50.3% 69.4% 72.9% US UK 81.4% 89.9% % of Population Urbanized by Country – Urbanization Trend in China million 400 450 500 550 600 650 700 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Urban Population

A Long - Term Trend of Strong Real Estate Growth in China 8 Forecast of Net Increase in Urban Residential Existing Residential Building Stock (2011 - 2020) Building Stock Chongqing 1,109 Poland 807 Chengdu 447 Greece 494 Zhengzhou 396 Portugal 424 Tianjin 389 Sweden 411 Beijing 350 Czech Rep. 369 Xi’an 279 Romania 366 Changsha 272 Switzerland 352 Shanghai 271 Hungary 319 Shenzhen 265 Austria 318 Dongguan 234 Denmark 282 a. all data in mm sq. meters b. Figures are for urban areas within referenced prefecture/municipality. c . Chongqing municipality’s unusually large increase partly reflects its large size compared with other prefectures. Sources : Economist Intelligence Unit; National Bureau of Statistics (China); UNECE » The scale of construction in China is immense: the expected future increase in cities is equal to the residential floor space of a number of European cities today » Strong underlying demand for housing is expected throughout the next decade; any correction should be short - lived » There are fewer restrictions by municipal governments in Tier II and Tier III cities » The 2011 influx of land supply recorded in Tier II and Tier III cities was still substantial, creating strong demand for building materials including ceramics » Central government initiatives stipulate for 36 million new affordable housing units by 2015 at a cost of nearly $800 billion

China Ceramics - Overview Key Market Trends » Beneficiary of China’s long - term urbanization trend » Product trend – New outdoor ceramic tiles products are “Green”, lighter, heat insulating and noise - reducing » Potential of Tier II and III Cities • Much of the growth in China’s GDP is being driven by economic activity in Tier II and Tier III cities • According to Jones Lang LaSalle, Tier I cities will account for only 10% of China’s commercial real estate activities by 2020 • Restrictive policies imposed on housing in Tier I cities, encouraging real estate activities in Tier II and Tier III cities • Significant land hoarding could mean large construction project launches in coming years » Importance of distributors • China’s outdoor ceramic tile industry relies heavily on distributors; an estimated 73% of total sales are made through distributors • As competition intensifies, more manufactures will bid for large construction projects in an attempt to sell products to real estate developers directly 9

China Ceramics - Overview Competitive Landscape » China’s outdoor ceramics tile industry is highly fragmented with hundreds of manufacturers » More than 200 manufacturers are located in Jinjiang, with a combined annual production volume of 70% of China’s total production volume » Others are mainly located in Foshan, Zibo, Linyi, and Dehua, specializing in manufacturing interior wall and floor ceramic tiles » Competition often based on quality, branding, service and produce diversity, CCCL’s strengths » Major competitors include: • White Rabbit Ceramics ( circa. 5%) • Jinjiang Tengda Ceramics Co. ( circa.3%) • Fujian Jinjiang Xielong Ceramics Co. ( circa.1%) Zibo & Linyi Foshan Jiajiang Jinjiang Dehua 10

Comprehensive Product Suite Ultra Thin 4% of Sales Porcelain 68% of Sales Glazed 8% of Sales Glazed Porcelain 4% of Sales Rustic 14% of Sales The company has over 2,000 size and color combinations 11 Wide array of standardized and made - to - order products Polished Glaze 2% of Sales

Research & Development 12 » R&D is an integral component of the Company’s culture and a key to its competitive advantage » The 85 person team has developed over 2,000 types of different product combinations » Awarded a Top 500 Enterprise and a top 100 Fast Growing Enterprise by the China Building Materials Management Association in 2011 » Devised an energy recycling system that reuses excess heat and energy that saves up to 20% of cost » Recently launched Pottery Capital of Tang Dynasty , a polished glazed tile that is a replacement for actual marble or stone materials » Develops environmentally friendly products like ultra - thin, light - weight tiles

Molding Raw Material Inspecting Modern Production Lines Ensure High Quality Mixing & Grinding Spray Drying Glazing Firing 13 Plant’s ISO 9001:2000 accreditation signifies high quality control processes

China Ceramics - Overview Established and Loyal Customer Base » 89% of products sold to 40 exclusive domestic distributors and 6 international distributors » 11% of products sold directly to larger real estate developers via own sales force » The top ten customers have purchasing from CCCL over 10 years each » The top ten customers represented 27% of total sales in 2011 » Sales in Tier II and Tier III cities account for over 90% of sales » Ongoing contracts with large property developers in China, including: □ Evergrande, China Resources Land, China SCE Property, □ China National Real Estate Development Group, Poly Real Estate, □ Wanda Group, Sany Group and Green Town Our Sales Coverage China Ceramics Domestic distributors 81% of sales International distributors 7% of sales Real estate developers 12% of sales 14

Sales Process Meet / Introduction to customers Discuss design and product specifications Sign contracts Delivery After - sales service » Excellent communication between our sales force and distributors avoids overlapping of sales » Distributors required to make monthly reports on customer requirements » Provide installation instructions and collect after - sales feedback by our sales force » Seeking new highly - qualified distributors to expand geographic reach We typically book sales within 2 - 3 months of delivery 15

China Ceramics - Overview Selected Hengda Projects 210,000 sq. meters Chengdu Kanjun Garden China Resources Land Limited Lanxi Town The 11th National Games Village 100,000 sq. meters 95,000 sq. meters Hangzhou Redbud Garden 53,000 sq. meters Xiamen Blue Gulf Peninsula Shenyang Institute of Aeronautical Engineering 133,000 sq. meters 97,000 sq. meters 16

Stable Supplier Base Raw Material % of COGS # of Suppliers Clay 28 11 Coal 21 8 Coloring 19 8 Glazing 5 4 » Clay and coal are the two major raw materials for tile production, accounting for 48% of COGS » Over 10 years’ cooperation with key suppliers ensures on - time supply and reasonably stable pricing » All raw materials are inspected on delivery for quality control 17

Sustainable Gross Margins » Continued steady demand – backlog and channel checks indicate a steady pace of new construction projects. » Customized product – nearly all production is built to order for specific projects. » High quality manufacturing – ISO certified; international manufacturing equipment. » Quality, well - known brand – “Asia’s 500 Most Influential Brands” award. » Economies of scale – large plants enables a superior range of products at competitive price points. » Energy efficiency – production lines recover and / or reuse waste water, waste dust, exhaust and kiln after - heat. This decreased energy costs by 20% in our Hengda factory. 18 Due to our reputation for quality, we are able to sell our products at a 15 - 20% premium vs. our competitors

Plant Expansion and Fully Funded Capital Expenditures (All Capacity figures in Square Meters) Hengda Hengdali Total Capacity as of Dec. 2010 28.0 M 10.0 M 38.0M 2010 and 2011 Capacity Expansion 14.0 M 20.0 M 34.0 M 2012 Capacity (in Aggregate) 42.0 M 30.0 M 72.0 M Targeted Utilization Timeline Q3 / Q4 2011 Q2 / 2012 Q1 2011 Expenditures $ 5.4 M $18.4 M $23.8 M Q2 2011 Expenditures $12.4 M -- $12.4 M Q3 2011 Expenditures $ 6.1 M $ 7.9 M $14.0 M Q4 2011 Expenditures Nil $ 7.8 M $ 7.8 M Total Capital Expenditures 2011 $23.9 M $34.1 M $58.0 M 2012 Planned Capacity Expansion 14.0 M 2013 Capacity (in Aggregate) 42.0 M 44.0 M 86.0 M Anticipated Completion Date 2013 Estimated Capital Expenditures for 2012 Nil $38.0 M $38.0 M 19

Growth Strategy Key focus is to ramp market share domestically and to exploit market opportunities abroad 20 » Continue to capitalize upon strong brand awareness » Utilize the near doubling of production capacity » Reach new markets – new Gao’an facility extends reach while reducing costs » Continue to broaden product suite – through innovative R&D » Penetrate new markets – via a broadened distribution network » Evaluate selective M&A opportunities

FYE: Dec 31 (USD In millions) Robust Revenue Growth 21 For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange ra tes published by www.federalreserve.gov. For statements of comprehensive income data, translation of RMB into U.S. dollars has been made using the average of historical d ail y exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other ra te, or to be the amounts that would have been reported under IFRS. 5 - Year CAGR: 30.0% 81.1 105.9 122.2 159.2 231.4 0 50 100 150 200 250 2007 2008 2009 2010 2011

Strong Financial Margins Planned reduction in OEM outsourcing and increased capacity should continue to improve margins 22 19% 22% 23% 25% 30% 31% 29% 33% 34% 0% 5% 10% 15% 20% 25% 30% 35% 40% Q3, 2011 Q4, 2010 Q4, 2011 Net Profit Profit Before Tax Gross Margin

Shareholders’ Equity 189.7 133.7 Debt 29.4 14.7 Cash 6.7 39.9 (USD, in millions) As of Dec 31 2011 2010 Strong Balance Sheet Total Working Capital 49.8 62.7 Days Sales Outstanding 93 95 23 ROAE 28% 25% Inventory Turnover 84 73 As of Dec 31

Capital Markets: Key Differentiators


Measures that
Build Confidence
in the US Capital
Markets

Management

- CEO founded the company and is a well-known industry expert
- CFO an English-speaking CPA formerly at Deloitte Touche
- Strong fundamentals, 30% revenue CAGR, 28% ROE, net margins of 20%+

Oversight

- Independent Board directors with prominent business backgrounds
- Former long-time partner at Price WaterhouseCoopers is head of the Audit committee
- Grant Thornton has audited the Company's financials going back to 2008

Transparency

- Corporate, disclosure and regulatory best practices
- Regular investor communications via earnings calls, conferences
- Analyst coverage – Roth; recent Maxim and Oppenheimer visits

Additional Measures

- Independent directors purchased shares (May 2011)
- CEO and CFO purchased shares (December 2011)
- SAIC filings posted on website and kept current
- Warrant exchange and stock offering grew shareholder base, solidified capital and enabled Nasdaq uplisting

China Ceramics - Overview Net Income Target (US$ in million) Implied Growth Shares Released to Seller 2009 22.3 1,214,127 on 5/26/10 2010 31.4 ~ 40% 1,794,800 on 4/7/11 2011 43.5 ~ 40% (a) Purchase Agreement Pay - Out An additional 3 million shares are held in escrow based upon stock price targets: ▪ If the stock price reaches $20 for 20 trading days within a 30 day period prior to 4/30/12, two million shares will be issued; ▪ If the stock price trades at or above $25 for 20 trading within a 30 day period prior to 4/30/12, an additional one million shares will be issued. 25 Stock Price Target (a) 2,176,836 shares are being held in escrow and remain to be released based on earnings targets; 3,008,927 shares have been released from escrow to date.

Edmund Hen CFO Peizhi Su Sales Deputy GM & Director Jiadong Huang CEO » Lawyer at Fujian Minrong Law Firm from 2005 to 2007 » Graduated from the School of Law of Xiamen University » Also a Director of the Company » Former CFO of a Sichuan switchgear manufacturer and accountant for Dickson Concepts Ltd., a publicly - listed Hong Kong company » Formerly at Deloitte Touche Tohmatsu and a variety of accounting firms » Bachelor Degree from University of East Anglia , United Kingdom » A ssociate member of Institute of Chartered Accountants in England and Wales, an d of the Hong Kong Institute of Certified Public Accountants Weifeng Su General Legal Counsel & Secretary » Founder of Jinjiang Hengda Ceramics Co., Ltd. In 1993 » 20 years of experience in the China ceramic tile industry » Vice Chairman of Fujian Province Ceramic Industry Association and Executive Director of Jinjiang City Chamber of Import and Export Trade Management Team » Over 10 years of experience in the China ceramic tile industry » Established a national sales network of distributors and property developers » Also a Director of the Company 26

Cheng Yan Davis Ding Wei Dong Paul K. Kelly Non - Executive Chairman » Was a Partner at Pricewaterhouse Coopers and has over 36 years of experience in public accounting with clients in a wide variety of industries » On Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia » Special Advisor to University of Columbia » Special Advisor and Vice Dean of University of Pennsylvania where she pioneered management programs for Chinese executives » Advisor to blue - chip companies including CIGNA, Lucent, China Telecom, China Industrial Bank, Morgan Stanley and Motorola . Bill Stulginsky Audit Committee Chairman » Founder and CEO of both Knox & Co., an investment bank, and The Westgate Group, an advisory firm which emphasizes business opportunities in China and Asia » Served in senior management positions at several Wall Street investment banks » Was the founder of CHAC, the Company’s predecessor corporation Board of Directors » Over 40 years of experience and expertise in the building materials Industry » Honorary President of China Building Ceramics and Sanitaryware Association and served as President (1997 – 2008) » Graduated from Nanjing University of Science and Technology 27

China Ceramics - Overview Summary Investment Thesis □ China Ceramics is a key competitor in a highly fragmented space □ Plant expansion and a near - doubling of production will enable more competitive market positioning □ Sustainable advantages due to capacity expansion, R&D, exclusive distributor relationships and world - class brands □ The construction materials industry looks to benefit from China’s urbanization and construction trends □ Government policies will spur construction in Tier II and Tier III cities □ Geographical location is optimal for supplier network □ 2012 plan is to expand market share and increase export growth 28

China Ceramics Co. Ltd. (CCCL:NASDAQ) (BVI) Nov 2009 Success Winner Limited (BVI) May 2009 Stand Best Creation Limited (HK) Jan 2008 100% On - shore: PRC Off - shore WOFE Nov 2009 Jinjiang Hengda Ceramics Co., Ltd. Sep 1993 100% 100% Jun 2009 Appendix: Corporate Structure Former SPAC: China Holdings Acquisition Corp. (CHAC) (Delaware) Jun 2007 Jiangxi Hengdali Ceramic Materials Co., Ltd. Jun 2008 100% Jan 2010 29 Apr 2008

China Ceramics - Overview China Ceramics Co. Ltd. CCG Investor Relations Edmund Hen, CFO Email: info@cceramics.com David Rudnick Tel: (1) 646 626 4172 Email: david.rudnick@ccgir.com SEC Attorney Auditors Loeb & Loeb Mitchell Nussbaum, Partner Tel: (1) 212 407 4159 Email: mnussbaum@loeb.com Giovanni Caruso, Partner Tel: (1) 212 407 4866 Email: gcaruso@loeb.com Grant Thornton PRC Tel: (86) 21 2322 0200 Contact Information 30 This Presentation of China Ceramics Co . Ltd . was developed by the Company and CCG and is intended solely for informational purposes and is not to be construed as an offer to sell or the solicitation of an offer to buy the Company’s stock . This presentation is based upon information available to the public, as well as other information from sources which management believes to be reliable, but is not represented by China Ceramics Co . Ltd . or CCG as being fully accurate nor does it purport to be complete . Opinions expressed herein are those of management as of the date of publication and are subject to change without notice .